Exhibit 99.3

[SAPIENS LOGO]

                     SAPIENS UNVEILS "CLOSED BOOKS INSIGHT"

 SOFTWARE SOLUTION AIMED AT IMPROVING MANAGEMENT OF LIFE INSURANCE CLOSED BOOKS

RESEARCH TRIANGLE PARK, N.C., MARCH 5, 2003--Sapiens International Corporation (NASDAQ: SPNS), a leading insurance business solutions provider, today unveiled "SAPIENS CLOSED BOOKS INSIGHT(TM)", part of the Company's INSIGHT suite of Insurance solutions. Closed Books INSIGHT helps transform the way in which life and pensions companies operate their Closed Books (run offs) of business. The solution is a direct response to the escalating pressure on life and pensions companies, primarily in the UK, to reduce drastically their current cost bases and to provide a more efficient customer service function to their policyholders, whether dealt with directly or via intermediaries.

Sapiens Closed Books INSIGHT reflects the range of business options that life and pensions companies have to consider in order to streamline the ongoing administration and extend the value of their Closed Books portfolios. Closed Books INSIGHT includes a solution for in-house systems rationalisation and a third party administration service.

At the heart of Closed Books INSIGHT is an insurance application framework, which Sapiens has designed specifically to provide life and pensions companies with a single, long-term, strategic platform for all their Closed Books. The application is already being used in the UK by Liverpool Victoria - where it is significantly and immediately reducing the costs of administering over 3.5 million policies.

Closed Books INSIGHT is based on Sapiens' business rules technology, making it flexible enough to accommodate additional product types. It has a web-enabled user front-end, is euro-compliant and is compatible with all leading J2EE compliant application servers, to provide a secure channel to internal and external users, intermediaries and policyholders.

Alan Bennet, Sapiens' Solutions Manager for Closed Books INSIGHT, comments:
"Unlike packaged solutions, the Sapiens application framework focuses on the automation of business processes relating to policyholder, policy and premium administration, plus final payment processing. It is rich in the areas where most packages are weak, especially for the administration of older style products. This solution has been uniquely developed for the ongoing management of Closed Books."

Brian Meigh, Director of Sapiens' UK Insurance Solutions Practice, added: "Like all our solutions, Closed Books INSIGHT has been developed as a direct response to the many industry changes and environmental pressures affecting life and pensions companies' profit margins. The goal of Closed Books INSIGHT is not only to assist them in reducing the costs of managing their Closed Books, but also to enable them to achieve significantly improved business benefits in the shortest possible time."

ABOUT SAPIENS INTERNATIONAL

Sapiens International Corporation (NASDAQ: SPNS) is a leading global provider of proven IT solutions that modernize business processes and enable insurance organizations and other leading companies to adapt quickly to change. Sapiens' modular solutions are widely recognized for their ability to cost-effectively align IT with the business demands for speed, flexibility and efficiency. Sapiens operates through wholly owned subsidiaries in North America, EMEA and Asia Pacific. The Company has partnerships with market leaders such as IBM and its clients include AXA, Liverpool Victoria, Norwich Union, OneBeacon, Principal Financial, Prudential, Abbey National, Honda, International Paper, Panasonic UK among others. For more information, please visit www.sapiens.com.

                                      # # #

Except for historical information contained herein, the matters set forth in this release are forward-looking statements that are dependent on certain risks and uncertainties, including such factors, among others, as market acceptance, market demand, pricing, changing regulatory environment, changing economic conditions, risks in new product and service development, the effect of the company's accounting policies and other risk factors detailed in the Company's SEC filings.

--------------------------------------------------------------------------------
FOR ADDITIONAL INFORMATION
--------------------------------------------------------------------------------
USA                              Europe:
Rebecca Green                    Richard Moore
Padilla Speer Beardsley          Citigate Technology (UK)
Tel: +1-212-752-8338             Tel: +44 (0)1604 232 223
e-Mail: rgreen@psbpr.com         e-Mail: richard.moore@citigatetechnology.com
--------------------------------------------------------------------------------

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.


                                  SAPIENS INTERNATIONAL CORPORATION N.V.

                                  (Registrant)

Date: April 2nd, 2003             By: /s/ Steve Kronengold
                                      ---------------------
                                      Steve Kronengold
                                      General Counsel